BY COURIER

RECEIVED
2004 JUN -8 A 10: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kamps AG

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

04035137

SUPPL

June 03rd, 2004

Rule 12g3-2(b) - File No. 82-4793

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

i.A. D. Dittmar

Dunja Dittmar
Kamps AG

dw 7/1

Enclosure

Kamps AG
Prinzenallee 11
40549 Düsseldorf
Postfach 290342
40530 Düsseldorf
Telefon (0211) 530634-0
Telefax (0211) 530634-34
E-Mail info@kamps.de
Internet www.kamps.de

Kamps AG

Press release

Changes in the Management Board of Kamps AG

Düsseldorf, June 3, 2004 Dr Michael Kern (48), Chairman of the Management Board of Kamps AG and Werner Herterich (51), Member of the Board of Kamps AG, will leave the Board by mutual consent in order to pursue new challenges. The Supervisory Board regrets their leave and wishes both gentlemen all the best in their further professional and private life. Both gentlemen will be connected in friendship with the Barilla-Group in the future.

New Chairman of the Management Board and CEO is Mr Nicos Sophocleous (48), who already worked successfully for the Barilla-Group in the past – at last in the USA. Mr Stefan Blaschak (35) has been appointed Member of the Board and Deputy Chairman of the Management Board as of 1st October 2004. Mr Blaschak will be responsible for Kamps Brot- und Backwaren. Stefan Blaschak is currently holding a position as Member of the Management Board with Hochland AG.

Kontakt:
Kamps AG
Presseabteilung
Christina Stylianou
Tel. +49 211 530634-435
E-Mail: christina.stylianou@kamps.de